SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2002

ALCON, INC.

Bösch 69
P.O. Box 62
6331 Hünenberg, Switzerland
011-41-41-785-8888
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F   x   Form 40 F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes   No   x

Incorporation by Reference

This Report of Foreign Issuer on Form 6-K shall be incorporated by reference into the Registration Statement on Form S-8 filed with the Securities and Exchange Commission on April 24, 2002 and the Registration Statement on Form S-8 filed with the Securities and Exchange Commission on October 25, 2002.

Alcon, Inc. issued the following News Release on December 20, 2002.

Alcon, Inc.
Bösch 69
P.O. Box 62
6331 Hünenberg, Switzerland

For immediate release

**Alcon to Appeal Judge's Vacating
Jury Verdict against Nidek**

Hünenberg, Switzerland - December 20, 2002 - A District Judge today entered judgment vacating a unanimous jury verdict of infringement of Alcon's patents against Nidek.
On September 25, 2002, a 10-person jury, after a 2-1/2-week trial, unanimously found that Nidek had willfully infringed two of Alcon/Summit patents and awarded damages to compensate for the infringement. In this latest ruling, Judge Harrington found that there was insufficient evidence to support the jury's verdict, so vacated the verdict and entered judgement in Nidek's favor. Alcon believes strongly that the original verdict was correct and fully supported by the evidence at trial. Alcon will appeal the judge's ruling.

The suit, originally filed by Summit Technology, Inc. in December 1998, alleged that the Nidek excimer laser infringed on two of Summit's crucial patents.

Alcon, Inc. is the world's leading eye care company. Alcon, which has been dedicated to the ophthalmic industry for more than 50 years, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contact lens solutions and other vision care products that treat diseases, disorders and other conditions of the eye.

***Caution Concerning Forward-Looking Statements.** This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by our forward-looking statements. These statements reflect the views of our management as of the date of this press release with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Factors that might cause future results to differ include, but are not limited to, the following: we may not be successful in our appeal. You should read this press release with the understanding that our actual future results may be materially different from what we expect. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.*

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For information, contact:
Doug MacHatton (Investor Relations)
800-400-8599
News media and other inquiries: Mary Dulle (Public Relations)
817-551-8058
www.alconinc.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcon, Inc.
(Registrant)

Date   December 23, 2002   By   /s/ Guido Koller
                                         Name: Guido Koller
                                         Title: Senior Vice President

Date   December 23, 2002   By   /s/ Stefan Basler
                                         Name: Stefan Basler
                                         Title: Attorney-in-Fact